EXHIBIT 4.10

Summary – Directors Compensation
General

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our non-employee directors as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All non-employee directors as a group, consisting of 5 persons* for the year ended December 31, 2012	$70,000	--

* Excluding Shimon Alon, our Chairman Chief Executive Officer. For details, see Item 6B of the annual report.

In accordance with the approval of our shareholders, all non-employee directors, including outside directors, receive an annual fee of $9,000 and an attendance fee of NIS 1,650 (equivalent to approximately $450) per meeting attended, linked to the Israeli Consumer Price Index, or CPI.

In November 2011, our Audit Committee and Board of Directors adopted a revised stock option policy for non-employee directors, which policy was subsequently approved by our shareholders. According to the stock option policy, each of our non-employee directors who may serve from time to time, including our outside directors, will be granted options, as follows:

•	a grant of options under our stock option plans to purchase 20,000 ordinary shares, which vest in three equal installments over three years;

•
the exercise price of all options will be equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options scheduled to vest during any year in which the director’s service with us is terminated or expires will accelerate and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors.